UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number 001-12284

GOLDEN STAR RESOURCES LTD.

(Translation of registrant’s name into English)

150 King Street West

Suite 1200

Toronto, Ontario

M5H 1J9, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K/A in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K/A in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K/A is incorporated by reference in the Registration Statements on Form S-8 of the Registrant as each may be amended from time to time (File Nos. 333-105820, 333-105821, 333-118958, 333-169047 and 333-175542) and Form F-10, as may be amended from time to time (File No. 333-196906) to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXPLANATORY NOTE

This Current Report on Form 6-K/A amends the Current Report on Form 6-K of Golden Star Resources Ltd. filed on February 19, 2015 (the “Original Report”). The Original Report did not include the independent auditor consent, which is now being filed as Exhibit 99.3 with this Form 6-K/A. This report supersedes our filing on February 19, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2015

GOLDEN STAR RESOURCES LTD.

By:	/s/ André van Niekerk
André van Niekerk Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2014

99.2	Consolidated Financial Statements for the year ended December 31, 2014 (including the reports of the independent registered public accounting firm)

99.3	Consent of PricewaterhouseCoopers LLP

2